Exhibit (8)(C)

                          MENTOR INVESTMENT GROUP, INC.
                              901 East Byrd Street
                            Richmond, Virginia 23219



                                                     August 21, 1995


America's Utility Fund Service Company
901 East Byrd Street
Richmond, Virginia  23219

         Re:      Sub-Shareholder Service Agreement

Gentlemen:

         Reference is made to the Shareholder Service Agreement dated as of August 21, 1995 (the "Shareholder Service Agreement") between America's Utility Fund, Inc., a Maryland corporation (the "Fund"), and the undersigned Mentor Investment Group, Inc., a Virginia corporation, pursuant to which the undersigned has agreed to provide, either through itself or through financial institutions as it may from time to time determine, certain administrative support services to the Fund and its shareholders. Pursuant to a Sub-Transfer Agency Agreement dated August 21, 1995 (the "Sub-Transfer Agreement") between you and State Street Bank and Trust Company, you are to provide certain transfer agent and related services to the Fund. The undersigned desires to have you provide certain administrative support services to the Fund and its shareholders, in addition to the services you provide under the Sub-Transfer Agreement, as the undersigned may from time to time instruct, it being the intention of the parties that the services to be provided and the facilities made available by you pursuant to the Sub-Transfer Agency Agreement and this Agreement shall be in the aggregate at least as extensive as the services you performed and the facilities you made available in respect of investors in the Fund prior to this date. Such services and facilities shall include all services the Fund may reasonably request in this regard, including without limitation, your use for the benefit of the Fund of such software programs, processes, and other systems as you utilized in providing shareholder services in respect of the Fund prior to the date hereof in the same manner as that in which you used them.

         To compensate you for providing such services and facilities and the expenses you incur in providing such services, the undersigned will pay to you a fee accrued daily and paid monthly at the annual rate of 0.25 of one percent (0.25%) of the Fund's average daily net assets in respect of which you provide such services hereunder. The fee paid under this


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America's Utility Fund Services Company         -2-        August 21, 1995

Agreement is intended to qualify as a "service fee" as defined in Section 26 of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. (or any successor provision) as in effect from time to time.

         This Agreement will terminate at such time as the Shareholder Service Agreement expires or terminates.

         This Agreement may be amended by written agreement of the parties.

         This Agreement shall be construed in accordance with the Laws of the Commonwealth of Virginia.

                                           Very truly yours,

                                           MENTOR INVESTMENT GROUP, INC.


                                           By:  /s/ Paul F. Costello
                                               ----------------------------
                                                Title:  Managing Director

Accepted and agreed to by:

AMERICA'S UTILITY FUND
  SERVICE COMPANY


By: /s/ Glenna G. Bryant
   -----------------------
     Title:  President

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